SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
SEC File Number 1-5759
NOTIFICATION OF LATE FILING
(Check One):    [X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F    [ ] Form 10-Q
[ ]    Form N-SAR

For Period Ended: December 31, 2015
[ ]    Transition Report on Form 10-K    [ ]    Transition Report on Form 10-Q
[ ]    Transition Report on Form 20-F    [ ]    Transition Report on Form N-SAR
[ ]    Transition Report on Form 11-K
For the Transition Period Ended:
Read instruction (on back page) before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify item(s) to which the notification relates:

Part I. Registrant Information
Full name of registrant Vector Group Ltd.
Former name if applicable

Address of principal executive office (Street and number)
4400 Biscayne Boulevard, Tenth Floor
City, State and Zip Code Miami, Florida 33137
Part II. Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III. Narrative
Pursuant to rules and regulations established by the Securities and Exchange Commission and the Public Company Accounting Oversight Board to implement Sections 404(a) and 404(b) of the Sarbanes-Oxley Act of 2002, we are required to include in our annual report on Form 10-K for the year ended December 31, 2015 a report on our internal control over financial reporting including an assessment of the effectiveness of our internal control over financial reporting and an attestation report of our independent registered public accounting firm on our management’s assessment of our internal control over financial reporting and the effectiveness of internal control over financial reporting.

Due to our delays in completing our assessment, we were unable to file our annual report on Form 10-K for the year ended December 31, 2015 without unreasonable effort or expense by February 29, 2016.

We anticipate that we will file our complete annual report on Form 10-K for the year ended December 31, 2015 on or before the fifteenth day following the prescribed due date.

Part IV. Other Information
(1)    Name and telephone number of person to contact in regard to this notification.
J. Bryant Kirkland III        305 579-8000
(Name)    (Area Code)    (Telephone Number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes    [ ] No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes    [ ] No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Our results of operations to be reflected in the financial statements in the Form 10-K will be consistent with Table 1 of our press release, dated February 29, 2016, filed as Exhibit 99.1 to our Current Report on Form 8-K dated February 29, 2016. Our revenues for the year ended December 31, 2015 were $1.66 billion compared with $1.59 billion for the year ended December 31, 2014. Our net income for the year ended December 31, 2015 was $57.7 million, or $0.48 per diluted share, compared with $36.9 million, or $0.33 per diluted share, for the year ended December 31, 2014.

As discussed in our press release, dated February 29, 2016, filed as Exhibit 99.1 to our Current Report on Form 8-K dated February 29, 2016, in 2014, we were required under Section 404 of the Sarbanes-Oxley Act of 2002 to complete an assessment of internal controls of Douglas Elliman Realty, LLC and identified material weaknesses in internal controls over financial reporting at Douglas Elliman related to the effectiveness of its monitoring process for evaluating its financial reporting. The Company has concluded certain of these material weaknesses have continued in 2015.  The Company is continuing to take measures associated with remediation of these weaknesses, including engaging service providers that may be necessary and advisable, to address these weaknesses.

The foregoing statements about the anticipated timing of the filing of the Annual Report on Form 10-K for the period ended December 31, 2015 are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including the risks that additional resources and time may be needed to complete and file the Annual Report on Form 10-K for the period ended December 31, 2015.